UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Beacon Roofing Supply Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

073685109

(CUSIP Number)

CD&R Boulder Holdings, L.P.

c/o Clayton, Dubilier & Rice, LLC

Attention: Theresa A. Gore

375 Park Ave, New York NY 10152

(212) 407-5227

with a copy to:

Uri Herzberg

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

Telephone: 212 909-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 20, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 073685109

1.	Name of Reporting Person CD&R BOULDER HOLDINGS, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization CAYMAN ISLANDS

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,009,019(1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 10,009,019(1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,009,019(1)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.86%(2)

14.	Type of Reporting Person (See Instructions) PN

(1)

The total number of shares of common stock, par value $0.01 per share (the “Common Shares”), reported includes (i) on an as-converted basis (based on the initial conversion price of $41.26, as adjusted), 9,694,619 Common Shares that are issuable upon the conversion, at the option of the holder, of 400,000 Shares of Series A Cumulative Convertible Participating Preferred Stock (the “Preferred Shares”) that, as of the date hereof, are held directly by CD&R Boulder Holdings, L.P. (“CD&R Holdings”) and (ii) 314,400 Common Shares acquired by CD&R Holdings on August 9, 2018. Each Preferred Share is entitled to vote with holders of the Common Shares on an as-converted basis, based on the initial conversion price of $41.26, as adjusted, and accrued dividends through the date of conversion. All of these Common Shares may be deemed to be beneficially owned by CD&R Investment Associates IX, Ltd., as the general partner of CD&R Holdings (“CD&R Holdings GP”).

(2)

CD&R Holdings’ voting percentage is 12.86%, calculated using a fraction, the numerator of which is the number of Common Shares described in footnote (1) above and the denominator of which is 77,851,201 (calculated by adding the 68,156,582 Common Shares outstanding as of October 31, 2018, as reported in the Issuer’s Form 10-K, filed November 20, 2018, plus the number of Common Shares described in clause (i) of footnote (1) above).

CUSIP No. 073685109

1.	Name of Reporting Person CD&R INVESTMENT ASSOCIATES IX, LTD.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization CAYMAN ISLANDS

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,009,019(1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 10,009,019(1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,009,019(1)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.86%(2)

14.	Type of Reporting Person (See Instructions) CO

(1)

The total number of Common Shares reported includes (i) on an as-converted basis (based on the initial conversion price of $41.26, as adjusted), 9,694,619 Common Shares that are issuable upon the conversion, at the option of the holder, of 400,000 Preferred Shares that, as of the date hereof, are held directly by CD&R Holdings and (ii) 314,400 Common Shares acquired by CD&R Holdings on August 9, 2018. Each Preferred Share is entitled to vote with holders of the Common Shares on an as-converted basis, based on the initial conversion price of $41.26, as adjusted, and accrued dividends through the date of conversion. All of these Common Shares may be deemed to be beneficially owned by CD&R Holdings GP.

(2)

        CD&R Holdings’ voting percentage is 12.86%, calculated using a fraction, the numerator of which is the number of Common Shares described in footnote (1) above and the denominator of which is 77,851,201 (calculated by adding the 68,156,582 Common Shares outstanding as of October 31, 2018, as reported in the Issuer’s Form 10-K, filed November 20, 2018, plus the number of Common Shares described in clause (i) of footnote (1) above).

EXPLANATORY NOTE

PREAMBLE

This Amendment No. 1 amends the Statement on Schedule 13D (“Schedule 13D”) initially filed on January 2, 2018 with the Securities and Exchange Commission by (i) CD&R Boulder Holdings, L.P., a Cayman Islands exempted limited partnership (“CD&R Holdings”), and (ii) CD&R Investment Associates IX, Ltd. (“CD&R Holdings GP”) (together with CD&R Holdings, collectively, the “Reporting Persons”).

Item 3.                             Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D  is hereby amended and supplemented by inserting the following at the end thereof.

The purchase of Common Shares contemplated to be made by CD&R Holdings pursuant to the Agreement (as defined below) is expected to be made using one of more of the Reporting Person’s or their respective affiliates’ cash on hand from capital contributions from its partners.  The amount of funds to be used in making purchases of Common Shares pursuant to the Agreement (as defined below in “Item 4. Purpose of Transaction.”) will depend on the number of Common Shares purchased pursuant the Agreement from time to time, and will be disclosed in subsequent amendments to this Schedule 13D.

Item 4.                             Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by deleting the first, third and sixth paragraphs thereof in their entirety and replacing them as follows.

The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 4.

The Reporting Persons beneficially own an aggregate of 400,000 Preferred Shares (acquired on January 2, 2018) and 314,400 Common Shares (acquired on August 9, 2018).  Such Preferred Shares may be converted at any time at the option of the holder into 9,694,619 Common Shares which, collectively with 314,400 Common Shares acquired on August 9, 2018, represent approximately 12.86% of the Issuer’s outstanding Common Shares (as of October 31, 2018 and assuming no adjustment to the initial conversion price of $41.26 per share).  See “Item 5. Interest in Securities of the Issuer.”

On November 20, 2018, the Reporting Persons entered into a letter agreement (the “Letter Agreement”) with the Issuer pursuant to which the Issuer consented to the acquisition by the CD&R Group (as defined in the Letter Agreement) of additional Common Shares, in open market purchases or through the use of forward purchase agreements or similar programs with third party financial institutions, provided that the number of Common Shares so acquired by the CD&R Group, when taken together with all other Common Shares beneficially owned (directly or indirectly) by the CD&R Group and the number of Common Shares issuable upon conversion of the Preferred Shares beneficially owned (directly or indirectly) by the CD&R Group, does not exceed 30% of the sum of the total number of outstanding Common Shares and the number of Common Shares issuable upon conversion of the Preferred Shares beneficially owned (directly or indirectly) by the CD&R Group, determined based on the most recent public filing by the Issuer prior to the date of the relevant acquisition of Common Shares by the CD&R Group.

On November 20, 2018, CD&R Holdings entered into an arrangement (the “Agreement”) with Credit Suisse Capital LLC (“CS”), represented by Credit Suisse Securities (USA) LLC, pursuant to which CD&R Holdings has agreed to purchase additional Common Shares from CS, as described in further detail in Item 6 below. The Agreement is intended to comply with the requirements of Rule 10b5-1(c)(1) under the Securities Exchange Act of 1934, as amended.

Item 5.                             Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended by deleting paragraphs (a)(i) and (c) in their entirety and replacing them as follows.

(a)                                 (i)                                     CD&R Holdings is the beneficial owner of 10,009,019 Common Shares on an as-converted basis. 9,694,619 of such Common Shares are issuable upon conversion (based on an initial conversion price of $41.26, as adjusted), at the option of the holder, of the 400,000 Preferred Shares that, as of the date hereof, are held directly by CD&R Holdings.  314,400 of such Common Shares were acquired by CD&R Holdings on August 9, 2018 and are, as of the date hereof, held directly by CD&R Holdings Taking into account this beneficial ownership, CD&R Holdings’ voting interest is approximately 12.86% of the voting power of the Issuer, based on (x) an initial conversion price of $41.26 with respect to the Preferred Shares and (y) 68,156,582 Common Shares outstanding as of October 31, 2018, as reported in the Issuer’s Form 10-K, filed November 20, 2018.

(c)                                  Except as set forth herein, each of the Reporting Persons reports that neither it, nor to its knowledge, any other person named in Item 2 of this Schedule 13D, has effected any transactions in Common Shares or Preferred Shares during the past 60 days.

Item 6.                             Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof.

Letter Agreement and Agreement

Pursuant to the Letter Agreement, the Issuer has consented to the acquisition by the CD&R Group (as defined in the Letter Agreement) of additional Common Shares, in open market purchases or through the use of forward purchase agreements or similar programs with third party financial institutions, provided that the number of Common Shares so acquired by the CD&R Group, when taken together with all other Common Shares beneficially owned (directly or indirectly) by the CD&R Group and the number of Common Shares issuable upon conversion of the Preferred Shares beneficially owned (directly or indirectly) by the CD&R Group, does not exceed 30% of the sum of the total number of outstanding Common Shares and the number of Common Shares issuable upon conversion of the Preferred Shares beneficially owned (directly or indirectly) by the CD&R Group, determined based on the most recent public filing by the Issuer prior to the date of the relevant acquisition of Common Shares by the CD&R Group.  In addition, the CD&R Group is restricted from transferring any Common Shares it beneficially owns to certain prohibited transferees, including persons who beneficially own five percent (5%) or more of any class or series (or the voting power of any class or series) of equity of the Issuer, certain specified competitors and certain potential activist investors, subject to specified exceptions.

On November 20, 2018, CD&R Holdings and CS entered into the Agreement pursuant to which CD&R Holdings has agreed to purchase Common Shares from CS, as herein described.  Pursuant to the Agreement, CD&R Holdings and CS have entered into three supplemental confirmations to provide for the purchase from time to time by CD&R Holdings from CS of a number of Common Shares to be determined pursuant to formulas specified in the Agreement and such supplemental confirmations.  The aggregate number of such Common Shares will be an amount that, when taken together with the total number of Common Shares beneficially owned by CD&R Holdings, including Common Shares issuable upon conversion of Preferred Shares held by CD&R Holdings (collectively, “CD&R Shares”), will not cause the total number of CD&R Shares to exceed 29.99% of the sum of the total number of outstanding Common Shares and the number of Common Shares issuable upon conversion of the Preferred Shares beneficially owned by CD&R Holdings, determined based on the most recent public filing filed by the Issuer prior to the date of the relevant acquisition.  CS will have exclusive beneficial ownership and control over any such Common Shares held by CS or its affiliates as hedge positions with respect to the Agreement until such Common Shares are delivered to CD&R Holdings.  The Agreement provides that, subject to the terms and conditions of the Agreement, CS will deliver specified portions of the Common Shares to be purchased under the Agreement (each, a “Tranche”) to CD&R Holdings following the relevant valuation date for such Tranche, as determined under the Agreement and the related supplemental confirmations; provided that the delivery of the aggregate number of Common Shares to be purchased under the Agreement will not occur later than May 14, 2019, subject to potential postponement under certain circumstances.

The purchase price for the Common Shares to be delivered by CS pursuant to the Agreement will be determined based on a formula set forth in the Agreement and the related supplemental confirmations, and will be disclosed in subsequent amendments to this Schedule 13D to be filed following determinations of the purchase price and delivery of Common Shares to CD&R Holdings.

The foregoing description of the Letter Agreement and the Agreement and the transactions contemplated thereby and as described herein do not purport to be complete and are subject to, and qualified in its entirety by, the full text of each of such agreements, which are filed as Exhibit 99.4 and Exhibit 99.5 hereto and are incorporated herein by reference.

Item 7.                             Material to be Filed as Exhibits.

Exhibit Number	Description of Exhibit

1

Exhibit 99.4 — Letter Agreement, dated November 20, 2018, between CD&R Holdings, Beacon Roofing Supply, Inc. and (solely for the purposes described therein) Clayton, Dubilier & Rice Fund IX, L.P. (incorporating by reference to Exhibit 10.1 of the Current Report on Form 8-K of Beacon Roofing Supply, Inc. filed on November 21, 2018)

2

Exhibit 99.5 — Agreement, dated November 20, 2018, between CD&R Holdings and CS, together with the related supplemental confirmations delivered under the Agreement on November 20, 2018 (certain information in this Exhibit has been redacted and filed separately with the Securities and Exchange Commission, and confidential treatment has been requested with respect to such omitted information)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 21, 2018

CD&R BOULDER HOLDINGS, L.P.

By:	CD&R Investment Associates IX, Ltd.,
its general partner

	By:	/s/ Theresa A. Gore
Name: Theresa A. Gore
Title: Vice President, Treasurer and Assistant Secretary

CD&R INVESTMENT ASSOCIATES IX, Ltd.

	By:	/s/ Theresa A. Gore
Name: Theresa A. Gore
Title: Vice President, Treasurer and Assistant Secretary

SCHEDULE A

The business address for each of the persons listed below is c/o Clayton, Dubilier & Rice, LLC, 375 Park Avenue, 18th Floor, New York, New York 10152, and the business telephone number of each such person is 212-407-5200.

Name	Title/Principal Occupation or Employment	Citizenship
Donald J. Gogel	Mr. Gogel is a director and officer of CD&R Investment Associates IX, Ltd.	United States of America

Kevin J. Conway	Mr. Conway is a director and officer of CD&R Investment Associates IX, Ltd.	United States of America

Theresa A. Gore	Ms. Gore is an officer of CD&R Investment Associates IX, Ltd.	United States of America